UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 3)

Acadia Healthcare Company, Inc.

(Name of issuer)

Common Stock, par value $0.01

(Title of class of securities)

00404A109

(CUSIP number)

Waud Capital Partners

300 N. LaSalle St., Suite 4900

Chicago, IL 60654

(312) 676-8400

COPY TO:

Carol Anne Huff

Kirkland & Ellis LLP

300 N. LaSalle St.

Chicago, Illinois 60654

(312) 862-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 9, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 2 of 26

(1)	Names of reporting persons Waud Capital Partners II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,141,420 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,141,420 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,141,420 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.3% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 3 of 26

(1)	Names of reporting persons Waud Capital Partners QP II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,086,697 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,086,697 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,086,697 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 2.4% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 4 of 26

(1)	Names of reporting persons Halcyon Exempt Family Trust
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Illinois
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 751,113 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 751,113 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 751,113 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 5 of 26

(1)	Names of reporting persons Waud Family Partners, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 83,530 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 83,530 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 83,530 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.1% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 6 of 26

(1)	Names of reporting persons WCP FIF II (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 318,466 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 318,466 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 318,466 (See Item 4)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.4% (See Item 4)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 7 of 26

(1)	Names of reporting persons Waud Capital Affiliates II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 326,164 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 326,164 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 326,164 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.4% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 8 of 26

(1)	Names of reporting persons Waud Capital Affiliates III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 167,388 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 167,388 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 167,388 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.2% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 9 of 26

(1)	Names of reporting persons WCP FIF III (Acadia), L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 454,671 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 454,671 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 454,671 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.5% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 10 of 26

(1)	Names of reporting persons Waud Capital Partners QP III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,036,001 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 1,036,001 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 1,036,001 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 1.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 11 of 26

(1)	Names of reporting persons Waud Capital Partners III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 183,205 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 183,205 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 183,205 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 0.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 12 of 26

(1)	Names of reporting persons Waud Capital Partners Management II, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,872,747 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,824,256 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,824,256 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.5% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 13 of 26

(1)	Names of reporting persons Waud Capital Partners II, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 3,872,747 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 4,824,256 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 4,824,256 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.5% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 14 of 26

(1)	Names of reporting persons Waud Capital Partners Management III, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,841,265 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,792,774 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,792,774 (See Item 5)
(12)	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (9) 3.2% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 15 of 26

(1)	Names of reporting persons Waud Capital Partners III, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 1,841,265 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,792,774 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 2,792,774 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 3.2% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 16 of 26

(1)	Names of reporting persons Waud Capital Partners, L.L.C.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 39,851 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 39,851 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 39,851 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.05% (See Item 5)
(14)	Type of reporting person (see instructions) OO

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 17 of 26

(1)	Names of reporting persons Crystal Cove LP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 795,667 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 795,667 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 795,667 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.9% (See Item 5)
(14)	Type of reporting person (see instructions) PN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 18 of 26

(1)	Names of reporting persons Reeve B. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 8,420,133 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 8,420,133 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 8,420,133 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 9.6% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 19 of 26

(1)	Names of reporting persons Melissa W. Waud
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) PF (See Item 3)
(5)	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 33,333 (See Item 5)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 33,333 (See Item 5)
(11)	Aggregate amount beneficially owned by each reporting person 33,333 (See Item 5)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 0.04% (See Item 5)
(14)	Type of reporting person (see instructions) IN

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 20 of 26

The Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “Commission”) on February 17, 2015, by the persons named therein and as amended by Amendments No. 1 and No. 2 to Schedule 13D filed with the Commission on August 18, 2015 and July 15, 2016, respectively (the “Statement”), is hereby amended and supplemented by this Amendment No. 3 to Schedule 13D (the “Amendment”). Capitalized terms used herein and not otherwise defined have the meanings assigned to such terms in the Statement. Except as otherwise provided herein, each Item of the Statement remains unchanged. All of the percentages calculated in this Amendment are based upon an aggregate of 87,416,820 shares of Common Stock outstanding as of July 29, 2016, as disclosed in the Company’s Quarterly Report on Form 10-Q, as filed with the Commission.

Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described herein.

Item 4.	Purpose of the Transaction.

Item 4 of the Statement is hereby amended and supplemented by adding the following:

On September 9, 2016, the following Reporting Persons elected to make pro rata in kind distributions, for no consideration, of an aggregate of 534,488 shares, as follows: (i) 214,308 shares by Waud Capital Partners II, L.P. (“WCP II”); (ii) 193,821 shares by Waud Capital Partners QP II, L.P. (“Waud QP II”); (iii) 48,921 shares by Waud Capital Partners III, L.P. (“WCP III”); and (iv) 77,438 shares by Waud Capital Partners QP III, L.P. (“Waud QP III”).

In addition, in accordance with the partnership and limited liability agreements, as applicable, of the Reporting Persons listed below, partners and members of such Reporting Persons may elect to receive net proceeds from the sale of shares of Common Stock by the partnership or limited liability company in lieu of receiving a distribution in kind. As a result of such election, on behalf of partners and members who elected to receive net proceeds from the sale of shares of Common Stock, from September 12 through September 16, 2016, the following Reporting Persons sold an aggregate of 1,370,185 shares that would otherwise have been distributed in kind, which sales were made in accordance with the requirements of Rule 144 under the Securities Act: (i) 166,165 shares by WCP II; (ii) 501,745 shares by Waud QP II; (iii) 106,156 shares by WCP FIF II (Acadia), L.P. (“WCP FIF II”); (iv) 12,148 shares by WCP III; (v) 267,896 shares by Waud QP III; (vi) 151,557 shares by WCP FIF III (Acadia), L.P. (“WCP FIF III”); (vii) 108,722 shares by Waud Capital Affiliates II, L.L.C. (“Waud Affiliates II”); and (viii) 55,796 by Waud Capital Affiliates III, L.L.C. (“Waud Affiliates III”).

Item 5.	Interest in Securities of the Issuer.

Item 5(a) and (b) of the Statement are amended and restated in their entirety as follows:

(a)	Amount beneficially owned as of the date hereof: In the aggregate, the Reporting Persons beneficially own 8,420,133 shares of Common Stock. 7,468,624 of the reported shares (the “Waud Shares”) are owned of record as follows: (i) 1,141,420 shares by WCP II; (ii) 2,086,697 shares by Waud QP II; (iii) 751,113 shares by the Halcyon Exempt Family Trust (the “Halcyon Trust”); (iv) 83,530 shares by Waud Family Partners, L.P. (“WFP LP”); (v) 318,466 shares by WCP FIF II; (vi) 326,164 shares by Waud Affiliates II; (vii) 167,388 shares by Waud Affiliates III; (viii) 454,671 shares by WCP FIF III; (ix) 1,036,001 shares by Waud QP III; (x) 183,205 shares by WCP III; (xi) 55,673 shares by Reeve B. Waud; (xii) 795,667 shares by Crystal Cove LP; (xiii) 33,333 shares by Melissa W. Waud, Mr. Waud’s wife; and (xiv) 35,296 shares by Waud Capital Partners, L.L.C. (“Waud Capital Partners”). Of the 55,673 shares held of record by Mr. Waud, 4,555 shares are held for the benefit of Waud Capital Partners. Waud Capital Partners Management II, L.P. (“WCPM II”), as the general partner of WCP II, Waud QP II and WCP FIF II and the manager of Waud Affiliates II, and Waud Capital Partners II, L.L.C. (“Waud II LLC”), as the general partner of WCPM II, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). Waud Capital Partners Management III, L.P. (“WCPM III”), as the general partner of WCP FIF III, Waud QP III and WCP III and the manager of Waud Affiliates III, and Waud Capital Partners III, L.L.C. (“Waud III LLC”), as the general partner of WCPM III, may be deemed to share beneficial ownership of the shares of Common Stock held of record by such Reporting Person(s). Mr. Waud may be deemed to beneficially own the shares by virtue of his (A) making decisions for the limited partner committee of each of WCPM II and WCPM III, (B) being the manager of Waud II LLC and Waud III LLC, (C) being the general partner of WFP LP and Crystal Cove LP, (D) being the investment advisor of the Halcyon Trust, (E) being married to Ms. Waud and (E) being the sole manager of Waud Capital Partners.

Under the Stockholders Agreement, a majority of the Reporting Persons have a right to restrict, in their sole discretion, the transfer of Restricted Shares (as defined in Amendment No. 2 to the Statement). As a result, each of WCPM II, WCPM III, Waud II LLC, as the general partner of WCPM II, Waud III LLC, as the general partner of WCPM III, and Mr. Waud may be deemed to have shared dispositive power over the Restricted Shares. The Reporting Persons have been advised that, as of September 15, 2016, Acadia Management held 951,509 Restricted Shares, which represent 1.1% of the Company’s Common Stock.

SCHEDULE 13D/A

CUSIP No. 00404A109	Page 21 of 26

Percent of class: In the aggregate, the Reporting Persons beneficially own 8,420,133 shares of Common Stock, or 9.6% of the total number of shares of Common Stock outstanding.

(b)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: See Item 7 on the cover pages hereto.

(ii)	shared power to vote or to direct the vote: See Item 8 on the cover pages hereto.

(iii)	sole power to dispose or to direct the disposition of: See Item 9 on the cover pages hereto.

(iv)	shared power to dispose or to direct the disposition of: See Item 10 on the cover pages hereto.

(c)	See Item 4 above.

Item 7.	Material to be Filed as Exhibits.

Exhibit A:	Joint Filing Agreement dated as of July 15, 2016, by and among the Reporting Persons (previously filed as Exhibit A with the Statement filed on July 15, 2016)

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Third Amended and Restated Registration Rights Agreement, dated as of December 31, 2015, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on January 4, 2016)

Exhibit D:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Halcyon Exempt Family Trust (previously filed as Exhibit E with the Statement filed on July 15, 2016)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 16, 2016

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud

By:	/s/ Melissa W. Waud
Name:	Melissa W. Waud

WAUD CAPITAL PARTNERS II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP II, L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF II (ACADIA), L.P.

By:	Waud Capital Partners Management II, L.P.
Its:	General Partner

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT II, L.P.

By:	Waud Capital Partners II, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS MANAGEMENT III, L.P.

By:	Waud Capital Partners III, L.LC.
Its:	General Partners

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS QP III, L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WCP FIF III (ACADIA), L.P.

By:	Waud Capital Partners Management III, L.P.
Its:	General Partner

By:	Waud Capital Partners III, L.L.C.
Its:	General Partner

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES II, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL AFFILIATES III, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD FAMILY PARTNERS, L.P.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Authorized Signatory

WAUD CAPITAL PARTNERS, L.L.C.

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	Sole Manager

HALCYON EXEMPT FAMILY TRUST

By:	/s/ Cornelius B. Waud
Name:	Cornelius B. Waud
Its:	Trustee
(evidence of signing authority previously filed as Exhibit E to the Statement) CRYSTAL COVE LP

By:	/s/ Reeve B. Waud
Name:	Reeve B. Waud
Its:	General Partner

EXHIBIT INDEX

Exhibit	Description

Exhibit A:	Joint Filing Agreement dated as of July 15, 2016, by and among the Reporting Persons (previously filed as Exhibit A with the Statement filed on July 15, 2016)

Exhibit B:	Amended and Restated Stockholders Agreement, dated as of October 29, 2014, by and among Acadia Healthcare Company, Inc. and the Stockholders party thereto (incorporated by reference to Exhibit 4.1 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on October 30, 2014)

Exhibit C:	Third Amended and Restated Registration Rights Agreement, dated as of December 31, 2015, by and among Acadia Healthcare Company, Inc. and the Parties party thereto (incorporated by reference to Exhibit 4 to Acadia Healthcare Company, Inc.’s Current Report on Form 8-K filed on January 4, 2016)

Exhibit D:	Evidence of Signing Authority of Cornelius B. Waud with respect to the Halcyon Exempt Family Trust (previously filed as Exhibit E with the Statement filed on July 15, 2016)